SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 3, 2015
Commission File Number: 001-34559

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant  to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference are the following documents:

1.	The Registrant's Notice of Annual General Meeting of Shareholders to be held on June 24, 2015.
2.	Proxy card for use in connection with the Registrant's Annual General Meeting of Shareholders to be held on June 24, 2015.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351) and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

	By:	/s/ Hugo Goldman
Name: Hugo Goldman
Date: June 3, 2015		Title: Chief Financial Officer

SYNERON MEDICAL LTD.
Tavor Building, Yokneam Industrial Zone,
Yokneam Illit 20692, Israel

Dear Shareholder:

You are cordially invited to attend an Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), scheduled to be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Wednesday, June 24, 2015 at 3:00 p.m. Israel local time (the "Meeting").

As described in the accompanying Notice of the Annual General Meeting of Shareholders and Proxy Statement, shareholders will be asked to:  (1) approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the 2015 fiscal year and for an additional period until the next Annual General Meeting; (2) re-elect Mr. David Schlachet and Mr. Dominick Arena, whose current terms as directors expire at the Meeting, as Class I directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until their successors have been duly elected; (3) approve non-equity compensation for Dr. Shimon Eckhouse as Active Chairman of the Board of Directors; (4) approve equity compensation for Dr. Shimon Eckhouse as Active Chairman of the Board of Directors; and (5) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

Your vote is very important, regardless of the number of shares you own. I urge you to vote your proxy as soon as possible.

Whether or not you plan to attend the Annual General Meeting in person, I urge you to sign, date and promptly return the enclosed proxy card in the accompanying postage prepaid envelope. Even if you have previously returned your proxy card, you may, of course, attend the Annual General Meeting in person, withdraw your proxy and vote personally on any matters properly brought before the meeting.

On behalf of the Board of Directors and all of the employees of the Company, I wish to thank you for your continued support of the Company.

Sincerely yours,

Dr. Shimon Eckhouse
Active Chairman of the Board

June 3, 2015

SYNERON MEDICAL LTD.
Tavor Building, Yokneam Industrial Zone,
Yokneam Illit 20692, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on June 24, 2015

The Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation (the “Company”), will be held at the offices of the Company, Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Wednesday, June 24, 2015 at 3:00 p.m. Israel local time, subject to adjournment or postponement by the Board of Directors (the "Meeting"), for the following purposes:

1.       Approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the 2015 fiscal year and for an additional period until the next Annual General Meeting;

2.       Re-elect Mr. David Schlachet and Mr. Dominick Arena, whose current terms as directors expire at the Meeting, as Class I directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until their successors have been duly elected;

3.       Approve non-equity compensation for Dr. Shimon Eckhouse as Active Chairman of the Board of Directors of the Company;

4.       Approve equity compensation for Dr. Shimon Eckhouse as Active Chairman of the Board of Directors of the Company; and

5.       Approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2014, pursuant to the provisions of the Israel Companies Law (5759–1999).

Only holders of record of ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”), on Friday, May 22, 2015, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof.

In order to constitute a quorum for the conduct of business at the General Meeting, it is necessary that at least two shareholders holding 40% or more of the voting rights in the Company be present in person or be represented by proxy. Your attention is called to the accompanying proxy statement. To assure your representation at the Annual General Meeting, please date, sign and return the enclosed proxy card no later than 48 hours before the time of the Meeting, for which a return envelope is provided. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

By order of the Board of Directors,

Mr. Hugo Goldman
Chief Financial Officer
Yokneam Illit, Israel
June 3, 2015

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY.

If you have any questions, or have any difficulty voting your shares, please contact
Hugo Goldman, Chief Financial Officer at +972 (73) 244-2200.

SYNERON MEDICAL LTD.

Tavor Building, Yokneam Industrial Zone,
Yokneam Illit 20692, Israel

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 24, 2015

INTRODUCTION

This proxy statement is furnished in connection with the solicitation by the Board of Directors (the “Board”) of Syneron Medical Ltd., an Israeli corporation, of proxies for use at the Annual General Meeting of shareholders of the Company scheduled to be held at the offices of the Company located at Tavor Building, 3rd floor, Yokneam Industrial Zone, Yokneam Illit, 20692, Israel on Wednesday, June 24, 2015 at 3:00 p.m. Israel local time, and at any and all postponements and adjournments thereof (the "Meeting"). Unless the context otherwise requires, references in this Proxy Statement to "Syneron," the "Company," "we" or "our" refer to Syneron Medical Ltd.

INFORMATION REGARDING VOTING AT THE ANNUAL GENERAL MEETING

General

At the Annual General Meeting, the shareholders of the Company are being asked to consider and to: (1) approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the 2015 fiscal year and for an additional period until the next Annual General Meeting; (2) re-elect Mr. David Schlachet and Mr. Dominick Arena,  whose current terms as directors expire at the Meeting, as Class I directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until their successors have been duly elected; (3) Approve non-equity compensation for Dr. Shimon Eckhouse as Active Chairman of the Board of Directors of the Company; (4) Approve equity compensation for Dr. Shimon Eckhouse as Active Chairman of the Board of Directors of the Company; and (5) approve such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

Shares represented by properly executed proxies received by the Company will be voted at the Annual General Meeting in the manner specified therein or, if no instructions are marked on the proxy card, FOR each of the proposals listed in this proxy statement to the extent permitted by applicable law. Although management does not know of any other matter to be acted upon at the Annual General Meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the proxy card in accordance with their respective best judgment with respect to any other matters that may properly come before the Annual General Meeting.

The approximate date on which this proxy statement and the enclosed proxy card are first being sent to shareholders is June 3, 2015. This proxy statement and the accompanying proxy card are also available to the public through the Securities and Exchange Commission (the "Commission") website at http://www.sec.gov.

Principal Executive Office

The mailing address of the principal executive offices of the Company is Tavor Building, 3rd floor, Yokneam Industrial Zone, P.O. Box 550, Yokneam Illit 20692, Israel, our telephone number there is +972 (73) 244-2200 and our fax number is +972 (73) 244-2202.

Record Date, Quorum and Voting

May 22, 2015 has been set as the record date for the Annual General Meeting. Only shareholders of record on May 22, 2015, will be entitled to notice of and to vote at the Annual General Meeting. On May 22, 2015, 36,527,409 ordinary shares of the Company, par value NIS 0.01 per share (the “Ordinary Shares”), were outstanding (excluding treasury shares). Each outstanding Ordinary Share is entitled to one vote on each matter to be voted on at the Annual General Meeting.

 The affirmative vote of at least a majority of the votes of shareholders present and voting on each matter in person or by proxy is required to constitute approval of Proposals One, Two and Three. The approval of Proposal Four by shareholders requires the affirmative vote of at least a majority of the votes of shareholders present and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company, and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company.

The presence, in person or by proxy, of at least two shareholders holding at least 40% or more of the voting rights of the shares issued and outstanding and entitled to vote is necessary to constitute a quorum at the Annual General Meeting. If within half an hour from the time appointed there are not sufficient votes for a quorum, the Annual General Meeting will be adjourned by seven days to July 1, 2015, at 3:00 p.m. Israel local time, in order to permit the further solicitation of proxies. At such adjourned meeting the necessary quorum for the business for which the original meeting was called shall be one shareholder holding any number of shares.

Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. Votes that are withheld and broker non-votes will be excluded entirely from the vote.

Shareholders should complete and return the proxy card as soon as possible. To be valid, the proxy card must be completed in accordance with the instructions on it and received by no later than 48 hours prior to the Meeting, that is on or before June 22, 2015 at 3:00 p.m., Israel local time.

Shareholders wishing to express their position on an agenda item for the Annual General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Hugo Goldman, at Tavor Building, Yokneam Industrial Zone, Yokneam Illit 20692, Israel or by faxing the Position Statement to the Company's offices, c/o Mr. Hugo Goldman at +972 (73) 244-2202. Any Position Statement received will be furnished to the Securities and Exchange Commission on Form 6-K. Position Statements should be submitted to the Company no later than June 1, 2015.

Revocation of Proxies

Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. A proxy may be revoked by delivering to the Chairman of the Board of Directors of the Company, prior to the commencement of the Annual General Meeting, either a written notice of revocation or a duly executed proxy bearing a later date at the address set forth above.

Expenses and Solicitation

The Company is making this solicitation, and the cost of preparing, assembling and mailing the Notice of Annual General Meeting of Shareholders, this Proxy Statement and the enclosed proxy card will be paid by the Company. Following the mailing of this proxy statement, directors, officers and other employees of the Company may solicit proxies by mail, telephone, e-mail or in person. These persons will receive no additional compensation for these services. In addition, the Company has retained Alliance Advisors, a proxy solicitation firm, to solicit proxies on its behalf. The Company has agreed to pay Alliance Advisors a fee of $8,500 plus disbursements for its services and other fees upon approval of related services by the Company, in addition to reimbursement of all out-of-pocket expenses.  In addition, brokerage houses and other nominees, fiduciaries and custodians nominally holding shares of Ordinary shares of record will be requested to forward proxy soliciting material to the beneficial owners of such shares and we will reimburse such persons for their reasonable expenses so incurred.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israel Companies Law (5759–1999) (the "Companies Law").

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the proxy rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to such rules.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 1

APPROVE AND RATIFY THE RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR
THE COMPANY’S 2015 FISCAL YEAR AND AN ADDITIONAL PERIOD
UNTIL THE NEXTANNUAL GENERAL MEETING

In accordance with the Israel Companies Law (5759–1999), the Company’s shareholders have the authority to appoint the Company’s independent auditors. At the Meeting, shareholders will be asked to approve and ratify the re-appointment of the independent registered public accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s fiscal year ending December 31, 2015 and for an additional period until the next Annual General Meeting.

Under the Company's Articles of Association, the Board of Directors (or a committee of the Board of Directors, if such determination was delegated to a committee) is authorized to determine the independent auditor's remuneration. In addition, under the corporate governance rules of the Nasdaq Global Market, the Audit Committee must be directly responsible for the remuneration of the independent auditor. In order to comply with both its Articles of Association and the corporate governance rules of Nasdaq, the Company has adopted a policy in which the Audit Committee approves the fees of the independent auditor, and thereafter the Board of Directors approves such fees.

Information regarding fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the Company’s fiscal year ending December 31, 2015 and for an additional period until the next Annual General Meeting, be, and it hereby is, approved, and that the Board be, and it hereby is, authorized, subject to the approval by the Audit Committee, to fix the remuneration of such independent auditors in accordance with the volume and nature of their services.”

PROPOSAL NO. 2

RE-ELECT DAVID SCHLACHET AND DOMINICK ARENA AS CLASS I DIRECTORS

According to the Company’s Articles of Association, the directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote (except for the external directors who are elected according to the provisions of the Israeli Companies Law 1999 (the “Companies Law”)). At each Annual General Meeting, the regular term of one class of directors expires and the members of that class are up for election.

At this Annual General Meeting, the term of the first class of directors, currently consisting of Mr. David Schlachet and Mr. Dominick Arena, will expire. Mr. Schlachet and Mr. Arena were last elected as Class I directors to a three-year term at our Annual General Meeting held in 2012. After retiring from the Board for personal reasons in May 2013, Mr. Arena was reappointed to the Board on February 18, 2014 and rejoined as a Class I director. The Nomination Committee and the Board of Directors have recommended that Mr. Schlachet and Mr. Arena be re-elected as Class I directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until a successor has been duly elected.

Our directors (other than the Chairman of the Board) receive the following compensation for their services: (i) an annual fee of $45,000; (ii) a Board of Directors or committee meeting participation fee of $1,500 (participation via conference call entitles the director to 50% of the participation fee); (iii) an additional annual fee of $5,000 for the Chairman of the Company’s Audit Committee and for the Chairman of the Company's Compensation Committee; and (iv) a grant of either 63,000 options or 21,000 RSUs or a combination thereof  (at the director's option) for three years' service, effective on January 1, 2014 and vesting in equal quarterly installments. Each RSU provides the right to receive one Syneron ordinary share upon vesting. The exercise price of the options is $8.72 (the closing price of our ordinary shares on July 18, 2013, the date of shareholders’ approval), and the options have a term of 10 years.  For the period from May 22, 2013 until February 18, 2014, Mr. Schlachet received compensation for his service as Chairman of our Board of Directors.  All such compensation was previously approved by the Company's shareholders.

David Schlachet previously served as our Chief Financial Officer from July 2004 to November 2005, and as our Chief Executive Officer from November 2005 until May 14, 2007. After resigning as our CEO, Mr. Schlachet was appointed to our Board of Directors.  He served as a director until he was appointed as our interim Chief Financial Officer from August until November 2012 (after which he returned to service as a director) and as Chairman of the Board of Directors from May 22, 2013 until February 18, 2014 (after which he remained a member of the Board).  From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. From June 1997 to June 2000, Mr. Schlachet also served as an active chairman of Elite Industries, a coffee confectionary and salty snacks company which is a subsidiary of Strauss Group Ltd. (TASE: STRS). From 1990 to 1995, Mr. Schlachet served as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director for Nasdaq-listed Ezchip (formerly LanOptics Ltd.) (Nasdaq: EZCH) and for NYSE MKT-listed BioTime Inc. (NYSEMKT: BTX). In addition, Mr. Schlachet serves as a director of TASE-listed companies Taya Investments Ltd., Mazor Robotics Ltd. (which also trades on Nasdaq) and BioCancell Therapeutics Inc. From November 2008 to December 2012, Mr. Schlachet has served as a director of the TASE, Chairman of TASE audit committee, and also as a director and audit committee member of the TASE Clearing House. Mr. Schlachet also serves as chairman of the board of CellCure Therapeutics, a privately-owned Israeli company. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University (specialized in finance).

Dominick Arena has served as a director since February 18, 2014, when he was appointed to fill the vacancy created when he left the Board of Directors for personal reasons in May 2013 (where he had served since March 2012). Mr. Arena has more than 30 years of executive experience in healthcare. He is a founding partner of Leucadia Equities, LLC, which provides business advisory services focused on the healthcare industry, where he has served as partner from 2006 to the present.  In addition, he is currently an operating partner of Water Street Healthcare Partners, where he interfaces with CEOs of prospective platform or bolt-on companies in the medical device market, where he has served from 2006 to the present.  From 2005 to 2006, Mr. Arena was President of Smiths Critical Care, which manufactures and markets medical devices in critical care settings, where he directed the post-acquisition integration of Medex Medical into Smiths Medical.  From 2000 to 2005, Mr. Arena was CEO of Medex Medical, a leading global manufacturer of critical care medical products. From 1997 to 2000, Mr. Arena served in top management positions with Furon Company, an engineered plastics company. Mr. Arena has also served as the CEO or President of three medical device manufacturing companies, including AnaMed International, Hudson Respiratory Care, Inc., and Respiratory Care, Inc. Mr. Arena holds a Bachelor of Science degree in Chemistry from Le Moyne College.

Mr. Schlachet currently serves on the Audit Committee.  During 2014, the Company held meetings of the Board and Audit Committee at least once each quarter, and Mr. Schlachet attended at least 75% of such meetings. Mr. Arena, who does not currently serve on any Board committees, attended at least 75% of Board meetings held in 2014.

Mr. Schlachet and Mr. Arena have each attested to the Board of Directors of the Company and to the Company that they meet all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto asAppendix A. In addition, the Company has been advised by each of Mr. Schlachet and Mr. Arena that they are willing to be named as director nominees herein and are willing to serve as directors if elected. However, if either or both of the nominees should be unable to serve as a director, the enclosed proxy will be FOR a substitute nominee or nominees selected by the Board of Directors.

Board Recommendation and Required Vote

The Board of Directors recommends that you vote FOR the re-election of Mr. David Schlachet and Mr. Dominick Arena.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolutions.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Mr. David Schlachet be re-elected as a Class I director to hold office until the end of the third Annual General Meeting of Shareholders to be held after the Meeting or until his successor has been duly elected."

“RESOLVED, that Mr. Dominick Arena be re-elected as a Class I director to hold office until the end of the third Annual General Meeting of Shareholders to be held after the Meeting or until his successor has been duly elected."

PROPOSAL NO. 3

APPROVE NON-EQUITY COMPENSATION FOR DR. SHIMON ECKHOUSE AS ACTIVE
CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY

Dr. Shimon Eckhouse was appointed Active Chairman of the Board of Directors on February 18, 2014 after serving as our CEO since April 17, 2013.  Prior to Dr. Eckhouse's appointment as CEO, he served as Chairman of our Board of Directors since 2004.

During his term as CEO and continuing thereafter during his current tenure as chairman, Dr. Eckhouse's non-equity compensation has been as follows:

•	Annual Salary of US$ 300,000,
•	Reimbursement of out of pocket expenses as provided by applicable laws and the Company's expense reimbursement policy, and
•
Eligibility to participate in any benefits available to the executive officers of the Company, including but not limited to pension and disability insurance, education fund, car allowance or use of a Company car and other benefits or programs of the Company now existing or that may be later adopted.

Dr. Eckhouse received this compensation as CEO, and the Company continued such compensation to Dr. Eckhouse after the conclusion of his services as CEO and the resumption of his role as Active Chairman of the Board due to the importance to the Company of Dr. Eckhouse's continued active engagement in the business of the Company.

The Compensation Committee and Board of Directors approved a compensation package for Dr. Eckhouse that included both non-equity and equity components.  In approving the compensation package as a whole, the Compensation Committee and Board of Directors considered several factors, including the scope, nature and importance of Dr. Eckhouse's involvement in the Company’s business, the responsibilities and duties performed by Dr. Eckhouse, and the current business status of the Company and Dr. Eckhouse's expected contribution to the Company's future growth and profitability, among others.

Since returning as Active Chairman in February 2014, Dr. Eckhouse continues to be actively involved on a day to day basis with the Company's ongoing business and operations, providing critical assistance to our CEO in the following areas: oversight of the Company's strategy with regard to product development, coordination of research and development at both Syneron and its largest subsidiary, Candela Corporation, and an active role in the Company's global M&A activities and strategic decisions related to acquisitions and dispositions. Dr. Eckhouse is also active in investor relations, helping to develop strategy and interacting on a regular basis with both institutional and non-institutional investors.

In addition, Dr. Eckhouse is a co-founder of the Company and a co-developer of our proprietary Electro-Optical Synergy, or ELOS technology on which many of the Company’s aesthetic medical devices are based. As a long-time industry leader, expert and innovator, Dr. Eckhouse provides significant added value to the Company.

The non-equity compensation arrangement with Dr. Eckhouse is in accordance with the Compensation Policy of the Company and is addressed in this Proposal No. 3.  The equity compensation arrangement with Dr. Eckhouse is not in accordance with such policy and is addressed separately in Proposal No. 4, below.

Under Israeli law, transactions between a company and its directors regarding their terms of office as a director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's compensation committee, board of directors and shareholders.

Board Recommendation and Required Vote

The Compensation Committee and Board of Directors of the Company have approved the non-equity compensation effective upon Dr. Eckhouse's resumption of the role of Active Chairman in February 2014.  Shareholders are being asked to approve the non-equity compensation effective upon Dr. Eckhouse's resumption of the role of Active Chairman in February 2014, and the Board of Directors recommends that you vote FOR the approval of this compensation for Dr. Eckhouse.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the non-equity compensation for Dr. Shimon Eckhouse as Active Chairman of the Board of Directors of the Company is hereby approved."

PROPOSAL NO. 4

APPROVE EQUITY COMPENSATION FOR DR. SHIMON ECKHOUSE AS ACTIVE
CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY

In addition to the non-equity compensation described in Proposal No. 3, the Compensation Committee and Board of Directors recently approved equity-based compensation in consideration for Dr. Shimon Eckhouse's services as Active Chairman of the Board, as follows:

•
A grant of 225,000 options or 75,000 RSUs (at Dr. Eckhouse's option) for three years' service, effective on the date of the Meeting, which would vest in equal quarterly installments beginning June 30, 2015 and at the end of each quarter thereafter, with the last quarterly installment vesting on March 31, 2018. Each RSU would provide the right to receive one Syneron ordinary share upon vesting. The exercise price of the options would be equal to the closing price of the Ordinary Shares on the date of Meeting, and the options would expire 10 years from the date of grant.  The options or RSUs would be granted pursuant to the Company's 2014 Israeli Stock Incentive Plan and would continue to vest so long as Mr. Eckhouse continues to provide services to the Company as Chairman, director, or an employee.

The Compensation Committee and Board of Directors approved a compensation package for Dr. Eckhouse that included both non-equity and equity components.  In approving the compensation package as a whole, the Compensation Committee and Board of Directors considered several factors, including the scope, nature and importance of Dr. Eckhouse's involvement in the Company’s business, the responsibilities and duties performed by Dr. Eckhouse, and the current business status of the Company and Dr. Eckhouse's expected contribution to the Company's future growth and profitability, among others.

Since returning as Active Chairman in February 2014, Dr. Eckhouse continues to be actively involved on a day to day basis with the Company's ongoing business and operations, providing critical assistance to our CEO in the following areas: oversight of the Company's strategy with regard to product development, coordination of research and development at both Syneron and its largest subsidiary, Candela Corporation, and an active role in the Company's global M&A activities and strategic decisions related to acquisitions and dispositions. Dr. Eckhouse is also active in investor relations, helping to develop strategy and interacting on a regular basis with both institutional and non-institutional investors.

In addition, Dr. Eckhouse is a co-founder of the Company and a co-developer of our proprietary Electro-Optical Synergy, or ELOS technology on which many of the Company’s aesthetic medical devices are based. As a long-time industry leader, expert and innovator, Dr. Eckhouse provides the Company with significant insight, value and credibility in the marketplace.

The equity compensation arrangement with the Chairman of the Board is not in accordance with the Compensation Policy of the Company, which provides generally that the equity compensation of all directors (including that of the Chairman of the Board) is limited to 21,000 options to purchase ordinary shares of Syneron per year or 7,000 RSU's (at the director's option) for each year as service as a director (or 63,000 options and 21,000 RSU's for three years' service, respectively).  Given Dr. Eckhouse's role as Active Chairman, as detailed above, the Compensation Committee and Board of Directors believes that it is in the best interest of the Company to provide greater equity compensation to Dr. Eckhouse than that permitted to the other directors under the Compensation Policy of the Company.

Under Israeli law, transactions between a Company and its directors regarding their terms of office as a director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such Company's Compensation Committee, board of directors and shareholders.

Board Recommendation and Required Vote

The Compensation Committee and Board of Directors of the Company have approved the equity compensation effective as of the date of the Meeting.  Shareholders are being asked to approve the equity compensation effective as of the date of the Meeting, and the Board of Directors recommends that you vote FOR the approval of this compensation for Dr. Eckhouse.

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required for shareholders to approve Proposal Four, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the equity compensation for Dr. Shimon Eckhouse as Active Chairman of the Board of Directors of the Company is hereby approved."

OTHER BUSINESS

Management knows of no other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Appendix A Form of Statement of a Candidate to Serve as a Director
The undersigned, ____________________, hereby declares to Syneron Medical Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law, 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

1  As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law, 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.
2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

SYNERON MEDICAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Syneron Medical Ltd. (the "Company"), do hereby nominate, constitute and  appoint Mr. Hugo Goldman, Ms. Rotem  Perelman-Farhi, and  Ms. Terry Gerstner, or any one  of them,  my true and  lawful proxy and  attorney(s) with full power  of substitution for me and in my name, place and  stead, to represent and  vote all of the ordinary shares, par value NIS 0.01 per  share, of the  Company, held  in  my  name on  its  books as of May  22,  2015,  at  the  Annual General Meeting of Shareholders to be held on June 24, 2015  (or as otherwise adjourned). By my signature, I herby  revoke  any  and  all proxies previously given.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SYNERON MEDICAL LTD.

June  24, 2015

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material,  statements and  other  eligible  documents online,  while  reducing  costs, clutter  and paper waste. Enroll today  via www.amstock.com to enjoy online access.

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and  mail in the envelope provided. ↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If any other business properly comes before the Annual General Meeting, the proxies named herein will vote upon such matters in accordance with their best judgment.	1.
To approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the 2015 fiscal year and for an additional period until the next Annual General Meeting.
			☐	☐	☐
			FOR	AGAINST	ABSTAIN
PLEASE MARK, SIGN, AND DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CANNOT BE VOTED.	2.
(a) To re-elect Mr. David Schlachet as a Class I director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until his successor has been duly elected.
			☐	☐	☐
			FOR	AGAINST	ABSTAIN

(b) To re-elect Mr. Dominick Arena as a Class I director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until his successor has been duly elected.
			☐	☐	☐
			FOR	AGAINST	ABSTAIN
	3.	To approve non-equity compensation for Dr. Shimon Eckhouse as Active Chairman of the Board of Directors of the Company.	☐	☐	☐

			FOR	AGAINST	ABSTAIN
	4.	To approve equity compensation for Dr. Shimon Eckhouse as Active Chairman of the Board of Directors of the Company.	☐	☐	☐

			YES	NO

Are you a controlling shareholder of the Company or do you have a personal interest in the transactions underlying Proposal 4? (Please note: if you do not mark either Yes or No your shares will not be voted for this proposal)
			☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.